September 20, 2007
BY EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Attention: Mellissa Campbell Duru

Re:	Helix Energy Solutions Group, Inc. Definitive Proxy Statement on Schedule 14A Filed April 11, 2007 File No. 001-32936
Dear Ms. Duru:
In its letter dated August 21, 2007, the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) provided to Helix Energy Solutions Group, Inc. (referred to herein as “we,” “us,” “our,” “Helix” or the “Registrant”) comments (the “Comments”) with respect to our Definitive Proxy Statement on Schedule 14A filed on April 11, 2007 (the “2007 Proxy Statement”).
As we stated in our 2007 Proxy Statement, the determination regarding executive compensation is within the sole discretion and authority of the Compensation Committee (“Compensation Committee”) of the Helix Board of Directors (the “Board”). Pursuant to its charter, the Compensation Committee has overall responsibility for reviewing, evaluating and approving our executive officer compensation, and the Compensation Committee is delegated all authority of the Board appropriate to fulfill such responsibility. Without limiting the generality of this broad grant of authority, the Compensation Committee may do certain things to guide it in its evaluations, including retaining third party compensation consultants and obtaining advice and assistance from our internal resources. However, for any given year and for any given decision regarding the compensation for our executive officers, the Compensation Committee is relying on its own judgment, expertise and experience after reviewing all of the information and considering all of the factors which it deems to be relevant (including, for instance, the compensation reported by peer group companies based on the report of our compensation consultant engaged by the Compensation Committee to assist it in determining executive officer compensation, management proposals or recommendations, and historical information regarding Helix’s compensation and/or performance). For obvious reasons, management is not charged with, nor privy to, the discussions and deliberations of the Compensation Committee, but we based the following responses to the Staff’s comments related to the Compensation Committee’s determination of executive officer compensation on our knowledge and on information provided by the Compensation Committee. We believe that the Compensation Committee fulfills its obligation to the shareholders by evaluating all relevant information, including the experience and business judgment of the committee members when determining executive compensation.

Securities and Exchange Commission
September 20, 2007

The following numbered paragraphs repeat the comments for your convenience, followed by our responses to those comments.
Board of Directors, page 9
Board of Directors Independence, page 9
1. You state that the board concluded that none of the independent directors had a relationship which, in the opinion of the board, was material and would interfere with the exercise of independent judgment. Your disclosure implies that certain categories or relationships were considered by the board in arriving at its conclusion. Please give adequate consideration to the requirements of Item 407(a)(3) of Regulation S-K and describe, by specific category or type, any transactions, relationships or arrangements that were considered.
Response: In response to the Staff’s comment, our Board received a copy of the NYSE criteria for independence in advance of the first meeting of the Board in 2007. The Board then, on an individual basis, gathered information about potential transactions or relationships between Helix and any individual director pursuant to those criteria. Thus, at the first meeting in 2007, the independent members of the Board considered the NYSE criteria as well as any other subjective information or criteria each such director deemed relevant in connection with his affirmation that none of the independent directors had a relationship that would interfere with the applicable director’s ability to exercise independent judgment. The nature of any relationship and the nature of any transaction, by category and type, will be disclosed in the Proxy Statement on Schedule 14A related to the 2008 Annual Meeting of Shareholders (the “2008 Proxy Statement”).
Director Compensation, page 14
2. Please state the grant date fair value of stock awards made to Mr. Tripodo during fiscal 2006. Additionally, you have omitted disclosure regarding the number of options and restricted stock outstanding at fiscal year end for certain of the directors. For example, it appears the Messrs. Transier and Watt both received options during fiscal 2006. If there are no equity awards (options or restricted stock) outstanding for any director at fiscal year end, disclose. See Items 402(k)(2)(iii) and (iv) of Regulation S-K and the Instruction to such Items.
Response: In response to the Staff’s comment, Mr. Tripodo did not receive any grants of stock options or restricted stock during 2006. Footnote 4 to the Registrant’s Director Compensation Table on page 14 of our 2007 Proxy Statement sets forth all of the outstanding options held by directors as of March 30, 2007. The Registrant provided more current information than the year-end holdings by the directors in order to make the disclosure in the table consistent with the Share Ownership Information contained in the table and accompanying footnotes on pages 19 and 20. In the 2008 Proxy Statement, the Registrant will include stock options and restricted stock outstanding as of December 31, 2007, and, in the event that no equity awards are outstanding at December 31, 2007, for any Board member, the Registrant will expressly disclose this fact.

Securities and Exchange Commission
September 20, 2007

Neither Mr. Transier nor Mr. Watt received any options during 2006. Directors have not historically received an award on an annual basis. The Summary of Director Compensation and Procedures section on pages 14 and 15 of our 2007 Proxy Statement states that the directors historically only received grants of stock options on the fifth anniversary of service. Although this policy changed in 2005, only directors with fully vested stock options (presently only two of our directors) received annual grants of equity awards, which are currently in the form of restricted stock. Footnote 3 of the Registrant’s Director Compensation Table on Page 14 states that no options were granted to directors in 2006. The dollar amount included under “Option Awards” in our Director Compensation Table is the expense recognized in accordance with Statement of Financial Accounting Standards No. 123 (Revised) in 2006 as related to previous awards. Each director’s outstanding stock options and restricted stock awards are repeated, with exact vesting information, in the footnotes to the beneficial ownership table on pages 19 and 20. In the 2008 Proxy Statement, the Registrant will include under “Director Compensation” a reference to the beneficial ownership table for vesting information.
Certain Relationships, page 15
3. Although you reference the written policy regarding related party transactions, please provide a concise description of the material terms of the policy. For example, describe the types of transactions covered by the policies and procedures, as required by Item 404(b)(1)(i) of Regulation S-K.
Response: We acknowledge the Staff’s Comment 3 and will provide a description of the material terms of the policy in our 2008 Proxy Statement. We propose that disclosure substantially similar to the following be included in our 2008 Proxy Statement and future filings:
It is our written policy to approve and enter into transactions only when the Board, acting through the Audit Committee, determines that the transaction with a related party is in, or not inconsistent with, the best interests of Helix or our shareholders. The Audit Committee will consider all relevant facts and circumstances available to the Audit Committee to determine whether such related party transaction is in our best interests, including, the benefits to us, the impact on a director’s independence, the availability of other sources for the product or services, the terms of the transaction and the terms available from unrelated third parties. The policy covers any transaction, arrangement or relationship in which we are a participant and in which a related party has a direct or indirect interest, other than transactions available to all employees generally or transactions involving less than $5,000. A “related party” includes any person that served as a senior officer or director in the last fiscal year; and a person that beneficially owns more than 5% of our outstanding voting securities; and a person that is the immediate family member of either of the foregoing or an entity that is controlled by any of the foregoing.

Securities and Exchange Commission
September 20, 2007

4. We direct you to Item 404(a) of Regulation S-K. Please elaborate further on the terms of the transaction involving the exchange by OKCD Investments, Ltd. of $20 million for a 25% overriding royalty interest in the company’s 20% working interest held in the Gunnison project.
Response: In response to the Staff’s comment, we will expand the existing disclosure set forth in our 2007 Proxy and other public filings regarding the OKCD transaction. We propose that disclosure satisfying Item 404(a) of Regulation S-K be included in the 2008 Proxy Statement and that such disclosure will be derived from the following:
In April 2000, Energy Resources Technology GOM, Inc., a wholly owned subsidiary of Helix, acquired a 20% working interest in Gunnison, a Deepwater Gulf of Mexico prospect of Kerr-McGee Oil & Gas Corp. (“Kerr-McGee”). Consistent with our philosophy at the time of avoiding exploratory risk, exploratory costs equal to $20 million were funded by an investment partnership (OKCD Investments, Ltd. or “OKCD”). In exchange for this funding, OKCD received a revenue interest in the form of an overriding royalty interest of 25% of the Registrant’s 20% working interest. The investors of OKCD included certain members of our current executive management (Owen Kratz, current Executive Chairman — $18,400,000 investment, Martin Ferron, current Chief Executive Officer — $200,500 investment and Wade Pursell, current Chief Financial Officer — $33,400 investment). In exchange for his investment, each investor received a percentage revenue interest called a “Class A” interest in OKCD which was proportional to such investment in the investment partnership. Helix provided no guarantees to the investment partnership.
As of September 29, 2000, the Gunnison exploratory prospect was not yet deemed a commercial discovery. The prospect was determined to be a commercial discovery in 2001 and production began in December 2003. On September 29, 2000, OKCD designated 39% of the partnership as Class B shares (reducing the aggregate interest in such investment partnership of the Class A interest holders) to be distributed to certain of our employees (which included Messrs. Ferron and Pursell). Terms of the “B Participation Agreement” included a percentage revenue interest based on production from the Gunnison prospect over its life, but beginning only after the A interest holders in OKCD received distributions equal to two times their initial investment. Distributions to B interest holders are also subject to the individuals’ continued employment with Helix. The B interest holders have no voting rights. During 2006, Helix (ERT) made payments to OKCD totaling $34.6 million.
Compensation Discussion and Analysis, page 21
5. Please tailor your description of your compensation program and objectives to reflect the specific and unique attributes of your program in order to facilitate an understanding of your distinct compensation goals and objectives. Avoid phrases that could apply to any company and instead, identify the “core values” and company “culture” that you indicate form a part of your overall compensation objectives. See generally, Instruction 1 to Item 402(b) of Regulation S-K.

Securities and Exchange Commission
September 20, 2007

Response: We acknowledge the Staff’s Comment 5 to avoid generalizations and to tailor our disclosure to our specific and unique attributes. We will comply with your request in our 2008 Proxy Statement.
6. Your disclosure indicates that you target total compensation and individual elements of compensation between the 50th and 75th percentile of the peer group identified on page 23. Please specify the percentiles represented by actual compensation paid for 2006. Moreover, if any named executive officer’s actual compensation fell outside of the targeted percentile range with respect to an element of compensation, please discuss the reasons for the divergence.
Response: We acknowledge the Staff’s Comment 6 and propose that disclosure substantially similar to the following with respect to 2007 compensation be included in our 2008 Proxy Statement:
Except as described in the table below, the target base salary for each of the named executive officers was set at just below the 50th percentile of our peer group. The Compensation Committee reviewed all information it deemed to be relevant, including the compensation reported by peer group companies with respect to their executive officers as described in the report of our compensation consultant engaged by the Compensation Committee to assist it in determining executive officer compensation, management proposals or recommendations, historical information regarding Helix’s compensation and/or performance and any other fact the Compensation Committee deemed relevant in its sole discretion. The target bonus for each of the named executive officers was then established at levels necessary to result in total cash compensation for each named executive officer to be slightly more than the 75th percentile. The actual cash compensation for each of the named executive officers, other than Mr. Kratz, was higher in 2006 because the Compensation Committee, after considering all factors that it deemed relevant, including the achievements of the Company in 2006, in the exercise of its discretion and judgment awarded a discretionary bonus to certain executive officers. Set forth below are the amounts established as the 50th percentile of our peer group, the actual base salary of the named executive officer together with the target bonus, the discretionary bonus and the aggregate actual bonus of the named executive officer.

	Base		Bonus
	50th	Actual	Target	Discretionary	Actual

Owen Kratz	$495,766	$389,423	$529,760	$—	$529,760
Martin R. Ferron	495,766	446,189	599,389	250,000	849,386
A. Wade Pursell	272,336	245,102	255,940	75,000	330,940
Bart Heijermans	355,733	340,000	200,000	125,000	325,000
Lloyd Hajdik	174,506	165,000	143,087	50,000	193,087
James L. Connor, III (1)	227,284	136,371	189,806	—	—
(1)	Employment with Helix was terminated on August 31, 2006.

Securities and Exchange Commission
September 20, 2007

7. On page 15 you discuss the partnership interests in OKCD Investments, Ltd. held by key employees, including some of your named executive officers. This disclosure suggests that such interests and the corresponding rights they entitle the partner to, are benefits not made available generally to all employees. In addition, we note that the Class B partnership interests are subject to forfeiture in the event the executive officer’s employment with the company is terminated. Consider addressing in the Compensation Discussion and Analysis the terms of this arrangement, any named executive officers who were awarded interest, and whether amounts earned pursuant to the arrangement factor into consideration of the total compensation made available to any executive officer in a given year. In addition, please note our subsequent comment regarding the compensation paid to the Executive Chairman. See generally Items 402(b)(1)(vi) and 402(b)(2)(x) of Regulation S-K.
Response: In response to the Staff’s comment, we will expand our disclosure regarding the OKCD transaction as set forth under Comment 4 above in our 2008 Proxy Statement. However, as the OKCD transaction and related payments are not within our control, the Registrant does not factor the OKCD transaction or related payments into the determination of the compensation of executive officers. As a result, we propose that no discussion of the OKCD transaction appear in the Compensation Discussion and Analysis.
Design of the Compensation Program, page 22
8. We refer you to Item 402(b)(1)(v) of Regulation S-K. Please provide the analysis required by Item 402(b)(1)(v) and state which of the factors you reference contributed to the actual amounts of compensation (both amount and type) paid to a named executive officer during the fiscal year 2006. For example, it is not apparent how distinctions, if any, in roles and responsibilities factor into the compensation paid to the Executive Chairman versus the Chief Executive Officer. Additionally, elaborate on how the long-term incentive award amounts were determined for each named executive officer and which of the factors listed on pages 22-23 were considered in the final determination of the appropriate amount awarded to an executive officer.
Response: In response to the Staff’s comment, we will expand our disclosure in the 2008 Proxy Statement to include a description of each of the factors and how they impact the compensation of each of the named executive officers, including the factors considered in determining long-term incentive award amounts. The Registrant will explain that the roles and responsibilities can potentially be considered in two distinct ways. First, the roles and responsibilities are considered by the Compensation Committee and by the compensation consultant engaged by the Compensation Committee to assist it in determining executive officer compensation when determining the applicable comparable position for inclusion in the peer group compensation information. The Compensation Committee then evaluates the responsibilities and the complexity of the respective officer’s position to determine whether such officer should receive compensation, or a mix of compensation, that is different from the other named executive officers. The Compensation Committee has the authority to consider the respective roles and responsibilities of each named executive officer in any way it deems appropriate in its business judgment. For example, although it did not happen in 2006, it is possible

Securities and Exchange Commission
September 20, 2007

that the Compensation Committee could exercise its discretion and decide that a certain officer should receive base salary equal to the 75th percentile of his or her respective peer group because the responsibilities of the position were more demanding than his or her peers within the peer group. With respect to the Executive Chairman and the Chief Executive Officer, although their positions generally result in the same peer group compensation information from the compensation consultant, their individual roles and responsibilities are considered by the Compensation Committee when determining actual cash or equity compensation. In 2006, the Board named Mr. Ferron as Chief Executive Officer which began the transition regarding the responsibilities of that office. With respect to 2006 compensation, the fact that it was the first year in which Mr. Ferron was designated as the Chief Executive Officer and the significance of that appointment factored into the Compensation Committee’s exercising its substantial discretion in determining Mr. Ferron’s compensation.
After reviewing all information it deemed to be relevant, including the compensation reported by peer group companies with respect to their executive officers, management proposals or recommendations, historical information regarding Helix’s equity incentive compensation and any other fact the Compensation Committee deemed relevant in its sole discretion, the equity awards for each of the named executive officers were set at the 75th percentile of our peer group, except for Mr. Kratz who received awards approximately equal to the 50th percentile of our peer group.
9. We direct you to Release 33-8732A, Section II.B.1. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. For example, there is insufficient discussion of the variance between the executive officers in the amount of equity awards paid during the 2006 fiscal year. Please explain why your Chief Operating Officer received the most stock awards yet the least option awards relative to the other named executive officers during fiscal 2006. Also, please explain why the post-termination terms contained in the letter agreement between Mr. Hajdik and the company differ from the more uniform terms provided to the other named executive officers in their respective employment agreements.
Response: In response to the Staff’s comment, we will expand our disclosure in the 2008 Proxy Statement to include a description of each of the factors and how they impact the compensation of each of the named executive officers as described in the response to Comment 8 above and explain how each such factor affects the long-term incentive compensation received by each named executive officer. We will explain that the equity awards granted to Mr. Heijermans, the Chief Operating Officer, was higher than other named executive officers because of the one-time grant of restricted stock on September 1, 2005, as part of his initial employment. Although the Registrant believes that it is clear that these grants to newly-hired employees are customary, in the future we will specifically address these types of grants as they apply to the named executive officers. We do not believe there were material differences in the compensation policies with respect to the named executive officers in 2006 and the policy regarding the amount of equity awards was uniform, except for the awards to Mr. Kratz as described under Comment 8 above.

Securities and Exchange Commission
September 20, 2007

If it is still applicable at the time of the 2008 Proxy Statement, the Registrant will explain that Mr. Hajdik does not have an employment agreement in the form of the other executive officers (each such agreement, including Mr. Hajdik’s, is on file as an exhibit to our public filings), because at the time of his initial employment with the Registrant, Mr. Hajdik was not an executive officer and we did not have a general practice of entering into employment agreements with our employees.
10. Please give consideration to Items 402(b)(1)(iv) and 402(b)(2)(xii) of Regulation S-K and discuss the relevance of Section 162(m)of the Internal Revenue Code to your compensation decisions and program policies.
Response: In response to the Staff’s comment, we have not historically provided the Compensation Committee with information regarding the tax impact of our executive compensation program. As a result, we propose that in the 2008 Proxy Statement we will add the following disclosure:
Although the Compensation Committee may take into account the potential application of Section 162(m) on its compensation decisions, including the grant of long-term incentive compensation awards, it may approve compensation that will not meet these requirements in order to ensure competitive levels of compensation for our executive officers.
Compensation Components and Processes, page 24
Cash Bonus, page 24
11. Clarify for each named executive officer the principal personal performance criteria or goals that were considered by the committee and how such considerations factored into the actual amounts awarded to the executive officer. We direct you to Item 402(b)(1)(v) of Regulation S-K. Similarly, you disclose on page 22 that individual goals are established by each named executive officer; yet, you have not identified the goals set or the actual levels of achievement attained by each named executive officer.
Response: We acknowledge the Staff’s Comment 11. We believe that the disclosure of the actual qualitative and quantitative targets established for 2006 and for 2007 would result in competitive harm. In order to clarify the types of performance criteria the Compensation Committee considers and the levels of achievement obtained, we propose disclosure substantially similar to the following be included in the 2008 Proxy Statement:
Subject to the overall discretion of the Compensation Committee as described above and below, the cash bonus is based on achieving certain goals as set forth below:

Securities and Exchange Commission
September 20, 2007

Company Performance (20% of the total cash bonus)
•
Helix must achieve the budgeted diluted earnings per share for the year after taking into account the payment of the potential bonuses in order for a named executive officer to be eligible for this component of the cash bonus. The budgeted diluted earnings per share objective established for the payment of bonuses is within the range of diluted earnings per share guidance provided to shareholders, potential investors and investment advisors prior to the beginning of the applicable year. As a result, the diluted earnings per share objective is within the range of what we expect to occur for the applicable year, but requires each employee to work diligently to achieve our goals. Helix achieved its budgeted diluted earnings per share goal in 2006 and therefore, each named executive officer was eligible for the company performance portion of his cash bonus.

Group Performance (40% of the total cash bonus)
•
The applicable named executive officer must achieve economic objectives for the applicable group for which the executive officer is responsible. In order for the named executive officer to be eligible for the group performance portion of the cash bonus, the department or division of Helix for which such named executive officer has budgetary responsibility must achieve its budgetary goals. In other words, the portion of Helix that is within the budgetary responsibility of the named executive officer must achieve its budgeted revenue and/or budgeted cost levels for the year. Each of the above performance criteria goals are established based on our actual expectations. Any expense or revenue related objectives are based on our budget. We believe the objectives can be achieved, but they require discipline, effort and attention to detail on the part of each executive officer.

Personal Performance (40% of total cash bonus)
•
The named executive officer must achieve or accomplish personal performance objectives suggested by the named executive officer prior to the beginning of the applicable year and reviewed by the Chief Executive Officer and the Compensation Committee. These criteria involve individual goals that may relate to the day-to-day operation of Helix and/or may be strategic in nature. Starting in 2007, in addition to the above-described general discretion of the Compensation Committee, 30% of the personal performance portion of the cash bonus (12% of the aggregate cash bonus) is specifically based on the discretion of the Compensation Committee. Each of the above performance criteria goals are established based on our actual expectations. The objectives are established at levels appropriate to achieve our long-term objectives including improving performance and achieving projected levels of profitability and growth. We believe the objectives can be achieved, but they require discipline, effort and attention to detail on the part of the named executive officers. Historically, named executive officers have generally been able to achieve the objectives when the general industry and economic factors are positive.

Securities and Exchange Commission
September 20, 2007

In 2006, the Compensation Committee determined that the named executive officers achieved 100% of all three components of the cash bonus program as set forth below:

	Personal Performance		Company Performance		Group Performance
	%	Amount	%	Amount	%	Amount
	Achieved	Paid	Achieved	Paid	Achieved	Paid	Discretionary

Owen Kratz	100%	$211,904	100%	$105,952	100%	$211,904	$—
Martin R. Ferron	100%	239,756	100%	119,877	100%	239,756	250,000
A. Wade Pursell	100%	102,376	100%	51,188	100%	102,376	75,000
Bart Heijermans	100%	80,000	100%	40,000	100%	80,000	125,000
Lloyd Hajdik	100%	57,235	100%	28,617	100%	57,235	50,000
James L. Connor, III (1)	N/A	—	N/A	—	N/A	—	—
(1)	Employment with Helix was terminated on August 31, 2006
12. You state in the last paragraph on page 24 that individual performance goals are established by the executive officers and management at the beginning of the year. The Compensation Discussion and Analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year. See Instruction 2 to Item 402(b) of Regulation S-K. Disclose the performance targets established at the commencement of the year. To the extent you believe that disclosure of qualitative and quantitative targets established for 2007 is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b), please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.
Response: We acknowledge the Staff’s Comment 12. We believe that the disclosure of the actual qualitative and quantitative targets established for 2007 would result in competitive harm. In order to clarify the types of performance criteria the Compensation Committee considers and the levels of achievement obtained, we propose disclosure substantially similar to the disclosure set forth under Comment 11 above. In order to satisfy the requirement that we disclose any actions regarding executive compensation after the end of our last fiscal year, we propose the following language in our 2008 Proxy Statement:
At the beginning of the fiscal year, the named executive officers present individual performance criteria to the Compensation Committee and such criteria are accepted for each named executive officer. In addition, after communication from management and the Board with respect to the corporate and group budgetary goals, the Compensation Committee establishes both company performance objectives and group performance objectives for each named executive officer. Each of the above performance criteria goals are established based on our actual expectations. The objectives are established at levels appropriate to achieve our long-term objectives including improving performance and achieving projected levels of profitability and growth. We believe the objectives can be achieved, but they require discipline, effort and attention to detail on the part of the named executive officers. Historically, named executive officers have generally been able to achieve the objectives when the general industry and economic factors are positive.

Securities and Exchange Commission
September 20, 2007

13. Please explain the factors considered with respect to the 10% of the personal performance component that is not subject to the committee’s discretion.
Response: The portion of the aggregate compensation that is based on personal performance is approximately 40%. As described above, in addition to the general overall discretion of the Compensation Committee with respect to all aspects of executive compensation, beginning in 2007 the Compensation Committee will have specific discretion regarding a portion of personal performance component. This portion of the cash bonus that is based on achieving the personal performance goals is discussed in the response to Comments 11 and 12 above. In the 2008 Proxy Statement we will clarify the disclosure regarding both the performance criteria and the discretionary piece as set forth in response to Comments 11 and 12 above and Comment 14 below.
14. To provide further context to your disclosure regarding the discretion of the committee in the granting of cash bonuses, please elaborate on the types of circumstances that would result in an adjustment of a bonus amount or the applicable goals, during a given year. Identify, if applicable, any adjustments made in recent years if material to an understanding of the compensation program and how it functions in practice. See generally Instruction 2 to Item 402(b) of Regulation S-K
Response: In response to the Staff’s comment, we propose to expand our disclosure regarding the discretion of the Compensation Committee by adding disclosure substantially similar to the following in our 2008 Proxy Statement:
•	The Compensation Committee retains general discretion with respect to all aspects of our compensation program including the granting of cash bonuses.

•
In addition to its general discretion, the Compensation Committee may elect to amend or waive any performance criteria (company, group or individual) for any reason including a change in circumstances after the beginning of the applicable year, such as a change in our strategic objectives, a change in the regulatory environment or any other change not in the control of the specific named executive officer that would materially affect the performance criteria of a named executive officer. The Compensation Committee utilizes this type of discretion or adjustment due to the fact that we operate in a fluid and cyclical industry where there is constant change. Individuals goals or criteria are often based on anticipated projects, some of which may not continue to develop as a result of economic or strategic decisions by Helix and do not reflect the performance of the applicable executive officer.

Securities and Exchange Commission
September 20, 2007

•
The Compensation Committee may grant additional discretionary bonuses as a result of our achievements during the year. The Compensation Committee may determine that a discretionary bonus is appropriate as a result of particular projects or circumstances that create additional demands on officers and employees beyond the scope of those contemplated at the time target cash bonuses were established. This type of additional discretionary bonus was awarded to certain named executive officers in 2006 in the exercise of the Compensation Committee’s discretion and judgment, which included recognition of the Company’s accomplishments in connection with a series of demanding projects.

•	The Compensation Committee has discretionary authority with respect to 30% of the personal performance criteria of each named executive officer.
15. In this section and in the narrative to the summary compensation table, you indicate that financial and operational targets are established and factor into a determination of the overall bonus paid to an executive officer each year. Please identify the targets established for fiscal 2006 and 2007. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.
Response: We acknowledge the Staff’s Comment 15. We believe that the disclosure of the actual qualitative and quantitative targets established for 2006 and 2007 would result in competitive harm. In order to clarify the types of performance criteria the Compensation Committee considers and the levels of achievement obtained, we propose disclosure substantially similar to the disclosure set forth under Comment 11 above for 2006 and under Comment 12 above for 2007 (although these will be applicable for 2007 and 2008 in the 2008 Proxy Statement).

Long-Term Equity Compensation, page 25
16. Clarify whether any factors, other than relevant benchmarking data, are considered by the committee in setting the amount of long-term awards granted to a named executive officer. See Item 402(b)(1)(v) of Regulation S-K.
Response: In response to the Staff’s comment, we will add language in our 2008 Proxy Statement that makes it clear that the Compensation Committee has the authority to consider any factor it deems relevant when setting long-term awards, including the granting of restricted stock, but has historically based its decision on the benchmarking data received from our compensation consultant, after reviewing all other information such committee deemed to be relevant, including, management proposals or recommendations, historical information regarding Helix’s equity incentive compensation and any other fact the Compensation Committee deemed relevant in its sole discretion.

Securities and Exchange Commission
September 20, 2007

Grants of Plan-Based Awards, page 28
17. Consistent with the requirements of Item 402(e) of Regulation S-K, your narrative should explain the vesting schedules and dividend eligibility with respect to the restricted stock awards granted.
Response: In response to the Staff’s Comment 17, the vesting schedule for each award is set forth in the footnote applicable to each named executive officer in the beneficial ownership table under Share Ownership Information. In order to satisfy the requirement that the disclosure appear in the narrative portions of our proxy statement, we will add disclosure substantially similar to the following to the 2008 Proxy Statement:
Our restricted stock awards generally vest 20% per annum beginning on the first anniversary of the grant date, and each such share awarded is eligible to vote at each meeting of shareholders and to receive any dividend declared after the grant date.
Employment Agreements and Change of Control Provisions, page 31
18. You indicate that an executive officer is entitled to any amounts previously earned regardless of the manner in which the named executive officer is terminated. However, as noted in your disclosure, there is no discussion or tabular presentation of such amounts for each named executive officer in the disclosure that follows. You have not provided the disclosure required by Item 402(j)(2) or Item 402(j)(3) of Regulation S-K. Provide the total amount of post-termination benefits payable to each named executive officer assuming the various triggering events occurred on December 31, 2006 and provide adequate analysis in your discussion of how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments. We remind you that your disclosure should be presented concisely, clearly and accurately.
Response: We acknowledge the Staff’s Comment 18 and although the narrative description of the amounts owed are set forth on pages 31 and 32 of the 2007 Proxy Statement, we propose that disclosure substantially similar to the following with respect to 2007 compensation (and assuming no material change in the existing employment agreements) be included in our 2008 Proxy Statement. The following table assumes termination or notice of termination, as applicable, on December 31, 2006:

Securities and Exchange Commission
September 20, 2007

ESTIMATED PAYMENTS ON TERMINATION OR CHANGE IN CONTROL

	O. Kratz	M. Ferron	A. W. Pursell	B. Heijermans	L. Hajdik

Normal and early retirement
2006 annual cash incentive compensation	$529,760	$599,386	$255,940	$200,000	$143,087

Total	$529,760	$599,386	$255,940	$200,000	$143,087

Death
2006 annual cash incentive compensation	$529,760	$599,386	$255,940	$200,000	$143,087

Total	$529,760	$599,386	$255,940	$200,000	$143,087

Disability
2006 annual cash incentive compensation	$529,760	$599,386	$255,940	$200,000	$143,087
Continued base salary	64,014	73,347	—	—	—

Total	$593,774	$672,733	$255,940	$200,000	$143,087

Termination for cause
2006 annual cash incentive compensation	$64,014	$73,347	$—	$—	$—

Total	$64,014	$73,347	$—	$—	$—

Involuntary termination without cause
2006 annual cash incentive compensation	$529,760	$599,386	$255,940	$200,000	$143,087
Continued base salary	389,423	446,189	245,102	340,000	—
Continued incentive compensation	529,760	599,386	255,940	200,000	—
Continued health, disability and life insurance benefits	9,222	7,797	7,797	7,797	—
Continued vesting of Helix stock options(1)	606,232	292,872	211,035	—	—
Continued vesting of Helix restricted stock(1)	651,021	703,723	222,100	2,303,029	—

Total	$2,715,418	$2,649,353	$1,197,914	$3,050,826	$143,087

Change in control
Accelerated Helix stock options(1)	$1,469,607	$753,848	$524,930	$—	$166,240
Accelerated helix restricted stock(1)	2,881,787	3,145,295	982,195	4,069,015	200,737

Total	$4,351,394	$3,899,143	$1,507,125	$4,069,015	$366,977

Securities and Exchange Commission
September 20, 2007

	O. Kratz	M. Ferron	A. W. Pursell	B. Heijermans	L. Hajdik

Change in control with involuntary termination without cause
2006 annual cash incentive compensation	$529,760	$599,386	$255,940	$200,000	$143,087
Cash severance payment	1,838,364	1,951,896	884,910	920,000	250,643
Accelerated Helix stock options(1)	1,469,607	753,848	524,930	—	166,240
Accelerated helix restricted stock(1)	2,881,787	3,145,295	982,195	4,069,015	200,737
Continued health, disability and life insurance benefits	18,445	15,594	15,594	15,594	—
Excise tax gross up	—	1,114,708	2,824,107	669,662	—

Total	$6,737,963	$7,580,727	$5,487,676	$5,874,271	$760,702

Change in control with termination by executive with good cause
2006 annual cash incentive compensation	$529,760	$599,386	$255,940	$200,000	$143,087
Cash severance payment	1,838,364	1,951,896	884,910	920,000	250,643
Accelerated Helix stock options(1)	1,469,607	753,848	524,930	—	166,240
Accelerated helix restricted stock(1)	2,881,787	3,145,295	982,195	4,069,015	200,737
Continued health, disability and life insurance benefits	18,445	15,594	15,594	15,594	—
Excise tax gross up	—	1,114,708	2,824,107	669,662	—

Total	$6,737,963	$7,580,727	$5,487,676	$5,874,271	$760,702

(1)	Based upon the closing price of Helix stock on December 29, 2006.
19. On page 32 you state that you do not have “sufficient experience with the termination of executive officers to reasonably estimate the amount or range of any severance payment or benefits that would be offered to any name executive officer.” In light of the recent severance payment in 2006 made to Mr. Connor and the negotiated terms of the severance payments payable upon termination under specified circumstances to Mr. Hajdik, it is unclear why you can not provide a reasonable estimate of the amount or range of severance payments. We also note throughout your disclosure, reference to the fact that you look to the peer group of companies in setting various elements of your compensation. Consistent with the requirements of Item 402(j) and Instruction 1 to Item 402(j) of Regulation S-K, provide the requisite disclosure.
Response: In response to the Staff’s Comment 19, we disclosed severance payments required by the existing employment agreements in narrative form on pages 31 and 32 of the 2007 Proxy Statement. The reference on page 32 refers solely to the situation in which the Compensation Committee would, through the exercise of its discretionary authority, negotiate or determine a severance arrangement different from those terms set forth in the applicable employment agreements. We do not receive information from our compensation consultant regarding severance payments outside of the terms of the employment contracts for named executive officers. This type of negotiated severance payment is in lieu of the payments required by employment agreements and would be made depending on the unique circumstances at hand at the time. The available data for this type of severance payment

Securities and Exchange Commission
September 20, 2007

within an established peer group in a particular year would be extremely limited. In addition, Mr. Hajdik’s employment agreement addresses the payments due pursuant to his agreement, but does not address potential severance payments in lieu of, or in addition to, the payments set forth therein. Therefore, the only information we have regarding our likelihood of paying severance payments in lieu of those set forth in the employment agreement consists of a single event over many years. Because this particular event, as with all terminations, involves many facts and circumstances that affect the decisions of Helix and the Compensation Committee, we do not believe that a single data point provides “sufficient experience” to provide a reasonable estimate of future severance arrangements. The most accurate estimate of future payments would be the ones required by the employment agreements which are already disclosed in the proxy statement on pages 31 and 32. We intend to include the information substantially similar to that provided in response to Comment 18, but cannot estimate negotiated settlements that will, by their nature, depend heavily on the facts and circumstances of each termination.
In connection with responding to the Comments of the Staff above, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff Comments or changes to disclosure in response to Staff Comments do not foreclose the SEC from taking any action with respect to the filing; and

•	we may not assert Staff Comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (281) 848-6555.

Very truly yours,
/s/ Michael Overman
Michael Overman, Deputy General Counsel

cc:
William L. Transier (Chairman of the Compensation Committee of Helix)
Anthony Tripodo (Chairman of the Audit Committee of Helix)
A. Wade Pursell (Helix)
Alisa Johnson (Helix)
Lloyd Hajdik (Helix)
Jane Trapp (Helix)
John Lee (Helix)